FILED # C 20585-97

JAN 2 8 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

AMENDED ARTICLES OF INCORPORATION
OF
GOURMET GIFTS, INC.

Pursuant to NRS 78.403 of the Nevada Business Corporations Act, GOURMET GIFTS, INC., (the "Corporation") adopts the following Amendment of its Articles of Incorporation:

FIRST ARTICLE

The name of the Corporation shall be: **Gateway International Holdings, Inc.**

FOURTH ARTICLE

The aggregate number of common shares the corporation shall have authority to issue shall be ONE HUNDRED MILLION (100,000,000) shares of common stock, par value one mil ($.001) per share, each share of common stock having equal rights and preferences, voting privileges and preferences.

The aggregate number of preferred shares the corporation shall have authority to issue shall be TEN MILLION (10,000,000) shares of preferred stock, par value one mil ($.001) per share, in such series and designations as may be authorized by the Board of Directors.

The foregoing Amendment was adopted by the Board of Directors and Stockholders of the Corporation. The Amendment was adopted by separate written consents of the Board of Directors and Stockholders dated December 14, 2001, in accordance with Nevada Revised Statutes 78.315 and 78.320. The only Stockholders entitled to vote on the Amendment were holders of 4,384,000 shares of Common Stock, which are all of the issued and outstanding shares. The total number of votes cast in favor of the Amendment by Common Stock holders was 2,326,000, which is sufficient to approve the Amendment.

IN WITNESS WHEREOF, these Articles of Amendment are executed for and on behalf of the Corporation at its act and deed by the undersigned officer hereunto duly authorized, who certifies that the facts herein stated are true this 23rd day of January, 2002.

GOURMET GIFTS, INC.

Joe D. Thomas
President, Secretary and Treasurer